SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
                 Under Section 12(g) of the Securities Exchange
                    Act of 1934 or Suspension of Duty to File
                   Reports Under Sections 13 and 15(d) of the
                       Securities and Exchange Act of 1934

                        Commission File Number 001-13546

                             STMicroelectronics N.V.
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             (Exact name of registrant as specified in its charter)

   Route de Pre-Bois ICC Bloc A1215, Geneva 15, Switzerland (+41-22) 929-2929
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    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

     STMicroelectronics N.V. Liquid Yield Option(TM) Notes due June 10, 2008
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            (Title of each class of securities covered by this Form)

              Common Shares, nominal value Euro 1.04 per share and
              ----------------------------------------------------
              Liquid Yield Option(TM) Notes due September 22, 2009
              ----------------------------------------------------
   (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)         [X]         Rule 12h-3(b)(1)(ii)          [ ]
Rule 12g-4(a)(1)(ii)        [ ]         Rule 12h-3(b)(2)(i)           [X]
Rule 12g-4(a)(2)(i)         [X]         Rule 12h-3(b)(2)(ii)          [ ]
Rule 12g-4(a)(2)(ii)        [ ]         Rule 15d-6                    [ ]
Rule 12h-3(b)(1)(i)         [X]

Approximate number of holders of record as of the certification or notice date:
None

              Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated: 19 June, 2001                       By:    /s/ Piero Mosconi
                                              ----------------------------------
                                              Name:   Piero Mosconi
                                              Title:  Corporate Vice President
                                                      and Treasurer